ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77D

At a regular meeting held June 24-26, 2013, the Board of Trustees for the Registrant authorized the liquidations of John Hancock Funds III Small Cap Opportunities Fund and John Hancock Funds III Leveraged Companies Fund (the Funds).

The Funds liquidated as of close of business on August 8, 2013 and September 5, 2013, respectively.